June 27, 2012

QMM: NYSE AMEX
QMM: NYSE MKT
QTA: TSX VENTURE
NR-14-12

QUATERRA ANNOUNCES INCREASE IN SILVER RESOURCE AT NIEVES, MEXICO

Preliminary Economic Assessment expected in third quarter

VANCOUVER, B.C. — Quaterra Resources Inc. and 50% joint-venture partner Blackberry Ventures 1, LLC, today announced that an updated independent resource estimate has substantially increased contained silver ounces at their Nieves property in northern Zacatecas, Mexico.

The NI43-101-compliant resource was completed by Caracle Creek International Consulting Inc. of Toronto, Canada, and supersedes a previous resource estimate released in August 2010.

Nieves’ updated indicated resource of 33.04 million tonnes averaging 50.1 g/t silver (1.61 oz/ton) contains 53.22 million ounces of silver at a base case cutoff grade of 15 grams. The new resource represents a 328% increase in tonnes, a 194% increase in contained silver ounces and a 31.2% decrease in grade compared with the previous August 2010 estimate. The inferred resources at La Quinta and North total over 58.0 million tonnes averaging 30.4 g/t silver (0.98 oz/ton) containing an additional 56.7 million ounces of silver. This is a 20.4% increase in tonnes, a 15.3% decrease in contained silver ounces and a 29.5% decrease in grade.

Concordia and San Gregorio vein systems, Nieves Property

Estimated mineral resources, June 20121

Vein	Zone	Classification	Tonnes (t)[2]	Ag (g/t)	Au (g/t)	Ag (oz) [3]	Au (oz) [3]
Concordia	La Quinta	Indicated	33,038,000	50.1	0.04	53,216,700	42,500
Concordia	La Quinta	Inferred	39,258,000	32.0	0.02	40,390,300	25,200
San Gregorio	North	Inferred	18,769,000	27.0	0.08	16,292,800	48,300

1)

Prepared by Jason Baker, P.Geo., Geological Engineer, Caracle Creek International Consulting Inc., an independent Qualified Person within the meaning of NI 43-101, using a reporting cut-off grade of 15 g/t Ag. Au is reported to 2 decimal places and Ag to 1 decimal place.

2)	Tonnes rounded to the nearest 1,000.
3)	1 troy ounce = 31.103 grams.

The 15-gram cutoff used in the current study is substantially lower than the 45-gram cutoff used in the 2010 report and reflects the fact that much of the mineralization is shallow and may be amenable to open pit mining. The new resource will be used in the preparation of a Preliminary Economic Analysis (PEA) to be completed by M3 Engineering in the third quarter of this year.

At a 45-gram cutoff the indicated resource increased 181% to 12.9 million tonnes; the contained silver increased 134% to 35.7 million ounces; and the grade decreased 16.7% to 86.1 g/t. (A summary of indicated and inferred resources at various cutoff grades is shown in Table 1-1 at the end of this news release.)

The Caracle Creek report concludes that the phase seven and eight drill programs increased the total length of the Concordia vein mineralized zone to 1,300 meters and also demonstrated the presence of up-dip near-surface mineralization. The report recommends additional specific gravity measurements at San Gregorio North (in progress); infill drilling at both La Quinta and San Gregorio North which can increase the amount of indicated resource and possibly increase the grade; additional drilling along the California vein; and drill testing of new geophysical targets.

Also, recent mapping and sampling at West Santa Rita, located over 500 meters from Quaterra’s nearest drill hole, is encouraging. Two groups of narrow, sub-parallel two to 30 centimeter wide calcite-quartz veinlets have been identified, some of which contain strong gold and silver mineralization (for details see below).

“We are very pleased that our earlier optimism has been vindicated and that the size of the resource at Nieves has grown substantially,” says Quaterra’s President and CEO Tom Patton. “We believe a resource of this size has potential to support a large open pit operation. Also, the high gold geochemistry at West Santa Rita provides the possibility of additional upside moving forward.”

Resource Estimation Methodology

Drill hole collar coordinates and details were provided in MS Excel format by Quaterra including assays, lithology and down hole survey. The resource estimate was calculated using data from 13 drill holes from programs of previous operators between 1999 and 2000, as well as 183 drill holes drilled by Quaterra between 1999 and 2012. QA/QC was completed by Caracle Creek on the assays prior to incorporation in the 3D model.

All of these data were compiled into a database which links directly to the geological modelling and resource estimation software. 3D wireframes (solids) representing the mineralized areas were constructed and used to constrain (domain) the tonnage and grade estimation. GEMCOM’s GEMS software V.6.3 was used to generate the 3D block model and perform the grade estimation. Specific Gravity (SG) for the Concordia (La Quinta) area was determined using 173 SG samples within the mineralized domain. The block model was populated with SG values using these 173 SG samples via inverse distance interpolation. There were only 16 SG samples available for the San Gregorio North area, therefore, the average of those samples (2.83) was assigned to each block. Grades for Ag & Au were estimated using the anisotropic inverse distance method of interpolation. Missing assay intervals were interpolated through and not assigned zero grades. The following table shows the search ellipse parameters used in the grade estimation for both the Concordia and San Gregorio areas:

Pass	Major Search Radius	Semi-major Search Radius	Minor Search Radius	Principal Azimuth	Dip	Inter- mediate Azimuth	Min # Samples	Max # Samples	Search Type

1	100m	100m	50m	0º	60º	75º	5	30	Octant[1]
2	200m	200m	100m	0º	60º	75º	2	30	Ellips- oidal[2]

1An Octant type search divides the search ellipse into eight (8) octants. Four (4) of the eight (8) Octants must have contained data in order for the block to be populated with a maximum of 5 samples per octant.
2An Ellipsoidal search simply populates the block with all data contained within the search ellipse dimensions.

For the Concordia (La Quinta) area, blocks populated during pass 1 were classified as indicated and blocks populated during pass 2 were classified as inferred. For the San Gregorio North area, all blocks were classified as inferred due to the lack of SG data available for the area. The ellipsoids were orientated by principal azimuth, dip and intermediate azimuth (where positive rotation around the X-axis is from Y towards Z, around the Y-axis is Z towards X, and around the Z-axis is X towards Y).

Independent, NI43-101-compliant resources at the Quaterra Nieves Property were estimated by Jason Baker P.Eng. (APENS#9627), a Geological Engineer with CCIC and an independent qualified person as defined by NI43-101. Zsuzsanna Magyarosi Ph.D., P.Geo. (APGO#2031), also of CCIC, is the independent qualified person responsible for the QA/QC evaluation. The mineral resources are reported in accordance with National Instrument 43-101 and have been estimated in compliance with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines. Block model quantities and grade estimates for the Nieves Property were classified according to the latest CIM Definition Standards for Mineral Resources and Mineral Reserves.

2012 Geophysics and Geochemistry

Geophysical surveys completed during the first quarter of 2012 included six lines (28.4 line-kilometers) of vector controlled source audio-magnetotellurics and induced polarization (CSAMT/CSIP), and nine follow-up lines of pole/dipole induced polarization (IP) totaling 16.5 line-kilometers. The six lines of vector CSAMT/CSIP were spaced 400 meters apart and covered 1,000 hectares west of the main veins in the area of an enigmatic magnetic low. Nine anomalous zones were detected and validated with IP lines using 50-meter dipole spacings. Most of the anomalies appear to be westward extensions of mineralized veins previously drilled, including the Dolores, Santa Rita, Niño and Orion veins.

The most interesting area identified to date is West Santa Rita, located 600 to 800 meters southwest of the main Santa Rita mine and over 500 meters from Quaterra’s nearest drill hole. Mapping and sampling have identified two groups of narrow, sub-parallel two to 30 centimeter wide calcite-quartz veinlets, some of which contain strong gold and silver mineralization. A total of 39 rock chip samples contain gold values ranging from <0.05 ppm to 8.11 ppm, with six of the samples above 2 ppm. Silver values range from <0.02 ppm to 253 ppm, with seven samples at or above 29 ppm. Lead and zinc range from 2 ppm and 7 ppm to 4,460 ppm and 2,690 ppm respectively.

Locally, high levels of pathfinder elements arsenic, mercury and antimony suggest that the veinlets may represent high-level leakage, an idea supported by the presence of geophysical anomalies (chargeability highs and resistivity lows) starting at a depth of 50 to 100 meters below surface. Additional lines of in-fill IP and subsequent drilling of the most prospective coincident geophysical and gold-silver anomalies will be completed later this summer.

Jason Baker, of Caracle Creek International Consulting Inc., is the Qualified Person responsible for the resource section of this release. Eugene Spiering is the Qualified Person responsible for the geophysics and geochemistry section of the release.

On behalf of the Board of Directors,
Thomas Patton,
President and CEO, Quaterra Resources Inc.

For more information please contact:

Thomas Patton, President and CEO	or	Lauren Stope, Manager Communications
Quaterra Resources Inc.		Quaterra Resources Inc.
604-641-2758		604-641-2746

Should you wish to receive news releases by fax please provide your contact details to Quaterra at 604-681-9059 (direct), 1-855-681-9059 (toll free) or email info@quaterra.com

Disclosure note

The results of the Caracle Creek International Consulting Inc. of Toronto resource estimate have been reviewed by Quaterra technical staff. The Company believes that the Caracle Creek resource estimate for the Nieves Silver Project was conducted in a professional and competent manner. Inferred resources are resources that have not been defined in sufficient detail to be characterized as Measured or Indicated resources. Mineral resources have not had economic considerations applied to them and are therefore not characterized as Reserves.

The mining terms “indicated resource” and “inferred resource” are used in this news release in accordance with Canadian regulations but are not recognized by the United States Securities and Exchange Commission. For clarification, the Company has no properties that contain “reserves” as defined by the SEC and is providing the forgoing, in part, in order to meet its requirements under National Instrument 43-101 adopted by the BC Securities Commission and the Canadian Securities Administrators.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website [or press release], such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 40-F which can be requested from us, and is available on our website at www.quaterra.com and at www.sec.gov/edgar.shtml.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Smith at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Table 1-1: Nieves Updated Mineral Resource, June 2012

Estimated mineral resources1

Concordia and San Gregorio vein systems, Nieves Property

Ag Range (g/t)	Vein	Zone	Classification	Tonnes (t)[2]	Ag (g/t)	Au (g/t)	Ag (oz)[3]	Au (oz)[3]
> 5.0	Concordia	La Quinta	Indicated	49,530,000	36.7	0.03	58,433,200	47,800
	Concordia	La Quinta	Inferred	67,235,000	22.6	0.02	48,854,500	43,200
	San Gregorio	North	Inferred	56,827,000	14.8	0.06	27,040,600	109,600

> 15.0	Concordia	La Quinta	Indicated	33,038,000	50.1	0.04	53,216,700	42,500
	Concordia	La Quinta	Inferred	39,258,000	32.0	0.02	40,390,300	25,200
	San Gregorio	North	Inferred	18,769,000	27.0	0.08	16,292,800	48,300

> 25.0	Concordia	La Quinta	Indicated	23,420,000	62.6	0.05	47,137,000	37,600
	Concordia	La Quinta	Inferred	22,053,000	41.5	0.02	29,425,000	14,200
	San Gregorio	North	Inferred	7,349,000	39.8	0.11	9,404,000	26,000

> 35.0	Concordia	La Quinta	Indicated	17,188,000	74.6	0.05	41,225,500	27,600
	Concordia	La Quinta	Inferred	12,469,000	50.7	0.02	20,325,400	8,000
	San Gregorio	North	Inferred	3,711,000	50.1	0.13	5,978,000	15,500

> 45.0	Concordia	La Quinta	Indicated	12,906,000	86.1	0.06	35,727,500	24,900
	Concordia	La Quinta	Inferred	7,104,000	58.8	0.03	13,430,800	6,900
	San Gregorio	North	Inferred	2,070,000	58.6	0.15	3,899,100	10,000

> 75.0	Concordia	La Quinta	Indicated	6,233,000	116.5	0.07	23,345,800	14,000
	Concordia	La Quinta	Inferred	1,053,000	92.5	0.05	3,130,800	1,700

1.

Prepared by Jason Baker, P.Geo., Caracle Creek International Consulting Inc., an independent Qualified Person within the meaning of NI 43-101, showing tonnes in various Ag ranges. Au is reported to 2 decimal places and Ag to 1 decimal place.

2.	Tonnes rounded to the nearest 1,000.
3.	1 troy ounce = 31.103 grams. Ounces have been rounded to the nearest 100.